                                                                  Rule 424(b)(3)
                                                               File No. 33-54243
                      SUPPLEMENT DATED JANUARY 29, 1996
                                      TO
                      PROSPECTUS DATED JANUARY 29, 1996

                            AMERICA WEST AIRLINES

                             RECENT DEVELOPMENTS

     America West Airlines, Inc. (the "Company" or "America West") recently reported record 1995 operating and pretax income of $154.7 million and $108.4 million, respectively. The Company also reported net income for 1995 of $53.8 million or $1.15 per share on a fully diluted basis, on revenues of approximately $1.6 billion. The 1995 results included a $10.5 million pretax restructuring charge. America West's operating margin of 10.0% for 1995 was the highest among major full-service U.S. airlines. Beginning with the first quarter of 1993, the Company has achieved 12 consecutive quarters of profitability.

     The financial data for the three months ended December 31, 1995 and 1994 and the year ended December 31, 1995 set forth below are derived from unaudited financial statements and in the opinion of management contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information therein, and the information for the periods January 1 to August 25, 1994 and August 26 to December 31, 1994 has been derived from the Company's audited financial statements. The 1995 financial data set forth below represent preliminary unaudited results. Statements of operations data subsequent to August 25, 1994 and balance sheet data as of December 31, 1994 and 1995 reflect the adoption by the Company of fresh start reporting upon consummation of the Company's reorganization and are not prepared on a basis of accounting consistent with prior data. References to "Predecessor Company" refer to the Company's operations prior to its reorganization.

                                                                             REORGANIZED COMPANY                  |    PREDECESSOR
                                                         ---------------------------------------------------------|     COMPANY
                                                           THREE MONTHS ENDED                                     |   ------------
                                                                                                     PERIOD FROM  |   PERIOD FROM
                                                              DECEMBER 31,            YEAR ENDED     AUGUST 26 TO |   JANUARY 1 TO
                                                        -------------------------    DECEMBER 31,    DECEMBER 31, |    AUGUST 25,
                                                           1995           1994           1995            1994     |     1994(1)
                                                        ----------     ----------    ------------    ------------ |   ------------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
                                                                                                                  |
STATEMENTS OF OPERATIONS DATA:                                                                                    |
Operating revenues....................................  $  396,309     $  342,451     $1,550,642      $  469,766  |    $  939,028
Operating income......................................      22,720(2)      30,535        154,732(2)       38,871  |       107,506
Income (loss) before income taxes and                                                                             |
  extraordinary items.................................      13,100         16,693        108,378          19,736  |      (201,209)
Income (loss) before extraordinary items..............       5,988          6,628         54,770           7,846  |      (203,268)
Extraordinary items(3)................................          --             --           (984)             --  |       257,660
Net income............................................       5,988(2)       6,628         53,786(2)        7,846  |        54,392
Earnings per share(4):                                                                                            |
  Primary.............................................         .13            .15           1.16             .17  |          1.99
  Fully diluted.......................................         .12(2)         .15           1.15(2)          .17  |          1.41
BALANCE SHEET DATA (AT END OF PERIOD):                                                                            |
Working capital deficiency............................  $  (80,416)    $  (47,927)    $  (80,416)     $  (47,927) |    $ (163,572)
Total assets..........................................   1,598,709      1,545,092      1,598,709       1,545,092  |     1,053,780
Long-term debt, less current maturities(5)............     373,964        465,598        373,964         465,598  |       597,839
Total stockholders' equity (deficiency)...............     649,472        595,446        649,472         595,446  |      (286,395)
OPERATING DATA:                                                                                                   |
Available seat miles (in millions)....................       4,919          4,621         19,421           6,424  |        11,636
Revenue passenger miles (in millions).................       3,277          2,872         13,313           3,972  |         8,261
Passenger load factor (%).............................        66.6           62.2           68.5            61.8  |          71.0
Yield per revenue passenger mile (cents)..............       11.27          11.11          10.91           11.02  |         10.68
Passenger revenue per available seat mile (cents).....        7.51           6.91           7.48            6.81  |          7.58
Operating cost per available seat mile (cents)........        7.60(6)        6.75           7.19(6)         6.71  |          7.15
Full time equivalent employees (at end of period).....       8,712         10,715          8,712          10,715  |        10,849

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(1) Includes net expenses of $273.7 million incurred by the Predecessor Company in connection with the Company's reorganization.

(2) Costs associated with the Company's recent outsourcing of its heavy aircraft maintenance resulted in a pretax restructuring charge of approximately $10.5 million, or $6.5 million after tax, resulting in a $.14 reduction in earnings per share (on a fully diluted basis).

(3) Includes (i) an extraordinary loss of $984,000 (or $.02 per share on a primary and fully diluted basis) in 1995 resulting from the exchange of debt by the Company and (ii) an extraordinary gain of $257.7 million in 1994 resulting from the discharge of indebtedness pursuant to the consummation of the Company's plan of reorganization.

(4) Historical per share data for the Predecessor Company are not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of August 25, 1994.

(5) Includes certain balances reported as "Estimated Liabilities Subject to Chapter 11 Proceedings" for the Predecessor Company.

(6) Restructuring costs associated with the Company's outsourcing of its heavy aircraft maintenance resulted in an increase in cost per available seat mile of $.21 for the three months ended December 31, 1995 and $.05 for the year ended December 31, 1995.